FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	An announcement regarding approval obtained on Huaneng Jiangsu Rudong Wind Power Generation Company Limited; and
2.	An announcement regarding power generation increase of Huaneng Power International, Inc. (the “Registrant”) within China in the first quarter of 2012;

Each made by the Registrant on April 13, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
APPROVAL OBTAINED ON JIANGSU RUDONG WIND
POWER GENERATION COMPANY LIMITED
WIND FARM PHASE I PROJECT

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announced that Huaneng Rudong Wind Power Generation Company Limited Wind Farm Phase I Project (the “Project”) (in which the company has controlling interest) was recently approved by the Development and Reform Commission of the Jiangsu Province.

The Project will be constructed with generation capacity of 48MW. The total investment of the Project is estimated to be approximately RMB452 million, of which RMB120 million, or 25% of the total investment, will be project capital to be funded by Rudong Wind Power Generation Company Limited. The remaining investment will be funded by bank loans or from owners of the Project.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
13 April 2012

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION WITHIN CHINA
INCREASES BY 0.97% IN THE FIRST QUARTER OF 2012

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation in the first quarter of 2012.

According to the Company’s preliminary statistics, as of 31 March 2012, the Company’s total power generation within China on consolidated basis amounted to 76.166 billion kWh, representing an increase of 0.97% over the same period last year. Total electricity sold amounted to 71.818 billion kWh, representing an increase of 0.96% over the same period last year.

The power generation growth of the Company in the first quarter is lower than the average growth rate nationwide, which is mainly attributable to the following reasons:

(1)
The rapid growth of the power generation in Northwest China pushed up the level of the national’s growth rate, whereas the Company’s generating units are mainly installed in the coastal regions in Southeast China and east of Guangdong Province, which experienced relatively steady growth in the first quarter.

(2)
The growth of the Company’s installed generation capacity is 2.9 percentage points lower than the national’s growth rate in first quarter of 2012 . This has reduced the Company’s power generation growth over the same period last year by approximately 2.76 percentage points.

(3)	The tension in coal supply caused by safety incidents of local coal mines affected the power generation of the Company’s two power plants in Yunnan.

The power generation and electricity sold by each of the Company’s domestic power plants in the first quarter of 2012 are listed below (in billion kWh):

Domestic Power Plant	Power generation in the first quarter of 2012	Power generation in the first quarter of 2011	Change	Electricity sold in the first quarter of 2012	Electricity sold in the first quarter of 2011	Change

Liaoning Province
Dalian	1.608	1.629	-1.29%	1.532	1.544	-0.78%
Dandong	1.010	0.887	13.87%	0.963	0.846	13.83%
Yingkou	1.811	2.101	-13.80%	1.692	1.969	-14.07%
Yingkou Co-generation	1.000	0.991	0.91%	0.936	0.925	1.19%
Wafangdian Wind Power	0.030	—	—	0.029	—	—

Inner Mongolia
Huade Wind Power	0.039	0.032	21.88%	0.037	0.032	15.63%

Hebei Province
Shang’an	3.294	3.390	-2.83%	3.023	3.198	-5.47%
Kangbao Wind Power	0	0.0002	-100%	—	—	—

Gansu Province
Pingliang	3.000	3.205	-6.40%	2.840	3.047	-6.79%
Jiuquan Wind Power	0.175	—	—	0.172	—	—

Beijing
Beijing Co-generation	1.437	1.337	7.48%	1.254	1.167	7.46%
Beijing Co-generation (Combined Cycle)	0.881	—	—	0.858	—	—

Tianjin
Yangliuqing Co-generation	1.970	1.910	3.14%	1.825	1.780	2.53%

Domestic Power Plant	Power generation in the first quarter of 2012	Power generation in the first quarter of 2011	Change	Electricity sold in the first quarter of 2012	Electricity sold in the first quarter of 2011	Change

Shanxi Province
Yushe	1.071	1.230	-12.93%	0.990	1.137	-12.93%
Zuoquan	0.884	—	—	0.829	—	—

Shandong Province
Dezhou	3.529	3.703	-4.70%	3.313	3.489	-5.04%
Jining	1.296	1.420	-8.73%	1.207	1.327	-9.04%
Xindian	0.894	0.794	12.59%	0.840	0.743	13.06%
Weihai	2.729	2.542	7.36%	2.595	2.419	7.28%
Rizhao Phase II	1.709	1.815	-5.84%	1.616	1.722	-6.16%
Zhanhua Co-generation	0.414	0.500	-17.20%	0.377	0.457	-17.51%

Henan Province
Qinbei	3.859	3.499	10.29%	3.644	3.307	10.19%

Jiangsu Province
Nantong	2.322	2.387	-2.72%	2.219	2.286	-2.93%
Nanjing	0.979	1.025	-4.49%	0.924	0.967	-4.45%
Taicang	3.188	2.687	18.65%	3.039	2.557	18.85%
Huaiyin	1.855	1.861	-0.32%	1.751	1.758	-0.40%
Jinling (Combined-cycle)	0.848	0.363	133.61%	0.829	0.354	134.18%
Jinling (Coal-fired)	2.789	3.264	-14.55%	2.660	3.110	-14.47%
Qidong Wind Power	0.090	0.067	34.33%	0.088	0.065	35.38%

Shanghai
Shidongkou First	2.211	1.944	13.73%	2.093	1.829	14.43%
Shidongkou Second	1.977	2.036	-2.90%	1.909	1.966	-2.90%
Shanghai Combined-cycle	0.201	0.223	-9.87%	0.196	0.218	-10.09%
Shidongkou Power	1.765	1.919	-8.03%	1.681	1.816	-7.43%

Chongqing
Luohuang	3.882	4.301	-9.74%	3.605	3.999	-9.85%

Domestic Power Plant	Power generation in the first quarter of 2012	Power generation in the first quarter of 2011	Change	Electricity sold in the first quarter of 2012	Electricity sold in the first quarter of 2011	Change

Zhejiang Province
Yuhuan	5.509	6.147	-10.38%	5.238	5.858	-10.58%

Hubei Province
Enshi Maweigou	0.008	—	—	0.007	—	—

Hunan Province
Yueyang	2.769	2.429	14.00%	2.596	2.290	13.36%
Xiangqi Hydropower	0.009	—	—	0.009	—	—

Jiangxi Province
Jinggangshan	2.386	2.636	-9.48%	2.276	2.513	-9.43%

Fujian Province
Fuzhou	3.110	2.469	25.96%	2.953	2.341	26.14%

Guangdong Province
Shantou Coal-fired	1.346	1.711	-21.33%	1.278	1.599	-20.08%
Haimen	2.934	2.364	24.11%	2.808	2.255	24.52%

Yunnan Province
Diandong Energy	2.007	3.005	-33.21%	1.853	2.771	-33.13%
Yuwang Energy	1.341	1.608	-16.60%	1.234	1.473	-16.23%

Total	76.166	75.431	0.97%	71.818	71.134	0.96%

The accumulated power generation of Tuas Power Limited in Singapore accounted for a market share of 26.2% in Singapore in the first quarter of 2012, representing an increase of 1.1 percentage points compared to the same period last year.

By Order of the Board
Huaneng Power International, Inc.

Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
13 April 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    April 13, 2012